EXHIBIT [7]

              (Letterhead of Family Steak Houses of Florida, Inc.)



DEAR SHAREHOLDERS:

     You are all familiar with the fact that on March 6, 1997, Bisco Industries, Inc. ("Bisco") commenced a $.90 per share cash tender offer (the "Offer") to the public shareholders of Family Steak Houses of Florida, Inc. (the "Company").

     After due consideration of the terms and conditions of the offer and other matters it deemed relevant, at a meeting on March 18, 1997, the Board of
Directors of the Company unanimously determined to recommend that the shareholders reject the Bisco tender offer.

     The Board based its decision on its opinion and consideration of a number of factors, including:

1. the current market price and trading range of shares of the Company's common stock Company's common stock and the current business, assets, financial condition and future prospects, including the recent refinancing of its long-term debt, recent new restaurant opening and its renewed momentum for growth;

2. its franchisor's, Ryan's Family Steak Houses, Inc., concern about the potentially disruptive influence of Bisco, which could lead to the Company losing its exclusive franchise.

3. its lender's, Franchise Finance Corporation of America, confidence in the Company's operations and current management team after extensive due diligence in connection with the recent $15 million financing and their concern regarding Bisco's financial strength, management expertise and undefined plans for the Company;

4. the lack of information provided by Bisco with respect to its strategies for the Company;

5. the lack of depth in Bisco's management team, its apparent lack of experience and expertise in the franchised restaurant industry and its apparently limited financial resources;

6. the range of values for the Company revealed in a valuation study prepared by a nationally-recognized investment banking firm;

7. the Board's belief that it may be able to enter into an arrangement with a third party other than Bisco that could provide greater financial resources, a higher price per share, and better management expertise in the Company's operations;



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8.   the Board's  belief that it might be able to negotiate a higher offer price per share from Bisco;

9. the opinion of most shareholders who had contacted the Company that the price of the Offer was too low and their stated intent not to tender their shares in response to the Offer;

10. the Offer for only 30% of the outstanding shares of the Company's common stock could, upon its consummation, result in the Company being controlled by a person with no expertise in the restaurant industry, little financial resources and no experience managing a publicly traded corporation; and

11. the impact of any changes in the Company's operation, including the disposition of restaurants mentioned as a possible strategy in the Bisco's Offer materials, on the Company's 1,400 employees and its customers, suppliers and other constituencies including the communities in which its facilities are located.

     These factors are discussed in greater detail in the enclosed Schedule 14D-9 which we have filed with the Securities and Exchange Commission today.

     Therefore, the Board recommends that its shareholders NOT tender their shares in response to the tender offer of Bisco Industries, Inc.

     As stated in its offer materials, Bisco will only pay for shares tendered if it is satisfied, in its sole discretion, that the Florida Control Share Act does not apply to its offer. The Control Share Act is a Florida state law enacted to protect shareholders from, among other things, being forced to accept an inadequate offer for their shares.

     However, unless the Board of Directors approves Bisco's tender offer or the shareholders either vote for a resolution to grant voting rights to shares acquired by Bisco or adopt a Bylaw amendment to "opt out" of the Control Share Act at the annual meeting of shareholders scheduled for June 17, 1997, any shares acquired by Bisco through the tender offer will have no voting rights.
The Board has determined not to take any action that would make the Control Share Act inapplicable to the shares acquired by Bisco.

     At the March 18, 1997 meeting, the Board of Directors also decided to declare a dividend of one Right for each outstanding share of the Company's common stock under a shareholder rights plan previously adopted, pending certain conditions, at the February 11, 1997 meeting of the Board of Directors. The Board believes that the shareholder rights plan will provide the Company with additional time to negotiate an increase in the Offer, to consider alternatives to the Offer, and to insure that any acquisition of the Company occurs on terms that provide fair value to all shareholders. The terms and conditions of the shareholder rights plan are outlined in the enclosed Summary of Key Features of Shareholder Rights Plan of Family Steak Houses of Florida, Inc.



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     The Board of  Directors  also adopted  Amended and  Restated  Bylaws of the
Company (the "Bylaws") in response to Bisco's tender offer. The revisions to the Bylaws institute a classified Board of Directors, impose certain timing and notice requirements on proposals and director nominations made by shareholders, and authorize the Company to appoint inspectors of elections and consents to determine the validity and effect of shareholder votes, proxies, consents and revocations of consent. These revisions to the Bylaws are intended to provide the Company with additional notice of, and to protect the Company from, coercive tactics proposed by persons trying to exert control over the Company.

     We are enclosing for your review the Company's Press Release published on March 19, 1997, the Schedule 14D-9, and the Summary of Key Features of the Company's Shareholder Rights Plan.

     If you have already sent your shares in to Bisco, you can have them returned to you by filling out the enclosed blue withdrawal form or, if your shares are held through a bank or broker, by contacting your representative at that firm. If you have any questions or need assistance in withdrawing your shares, please call our information agent, Corporate Investor Communications at 1-800-932-8498.

     We will keep you advised of further developments.



                                           Very truly yours,

                                           Lewis E. Christman, Jr.
                                           President and Chief Executive Officer